Exhibit 99.1

XM Canada Reports Sustained Double Digit Year-over-Year Revenue Growth in the Second Quarter of 2011

13.4 per cent increase in revenue compared to the second quarter of 2010, driven by continued growth in self-paying subscribers and ARPU

Merger with SIRIUS Canada is on track for June closing

TORONTO, April 12 /CNW/ - Canadian Satellite Radio Holdings Inc., parent company of XM Canada ("CSR" or the "Company") (TSX: XSR), Canada's leading satellite radio company, today released its financial results for the second quarter ended February 28, 2011.

Second Quarter 2011 Financial Highlights

Quarter ended February 28, 2011 versus quarter ended February 28, 2010

•	Increased revenue by 13.4 per cent to $15.8 million from $13.9 million marking the 22nd consecutive quarter of revenue growth
•	Average Monthly Subscription Revenue Per Subscriber (ARPU) increased $.30 to $11.44 from $11.14, marking the third consecutive quarter of ARPU growth
•	Increased self-paying subscribers by 11.1 per cent from 402,900 to 447,600

"As we move towards a merger with Sirius Canada Inc., we continue to maintain solid results and revenue growth," said Michael Moskowitz, President and Chief Executive Officer of XM Canada. "With the economy gaining momentum we are seeing growing interest in our high-quality programming and content. We are extremely pleased with the growth in ARPU and feel optimistic about increasing this metric for the remainder of the fiscal year."

Recent Business Highlights

•
At the February 17, 2011 annual general meeting, CSR shareholders unanimously approved the proposed transaction to combine operations with Sirius Canada Inc. The merger of equals was announced on November 24, 2010 and the combined company is expected to have a subscriber base of more than 1.8 million. The combination is expected to yield synergies of approximately $20 million on an annualized basis within 18 months by allowing the combined company to better manage costs through improved efficiencies and greater economies of scale.

•
On February 23, 2011, the Competition Bureau issued to the Company a No-Action Letter under the Competition Act, and announced that it did not intend to make an application to the Competition Tribunal to challenge the proposed merger with Sirius Canada Inc. under the merger provisions of the Competition Act, recognizing that the proposed transaction would not likely give rise to a substantial lessening or prevention of competition.

•
On April 11th the Canadian Radio-television and Telecommunications Commission (CRTC) issued its ruling authorizing approval of a transaction that will result in CSR owning 100% of both of Canada's two satellite radio businesses, XM Canada and Sirius Canada which are both licensed under the Broadcasting Act. The ruling follows CRTC hearings on March 7 and 8 in which shareholders and management of both CSR and Sirius Canada participated, as well as presentations by other broadcasting industry stakeholders.

•	CSR commenced refinancing of approximately $130 million of its long term debt through;
○	an exchange of US$69.8 aggregate principal outstanding 12.75 percent senior notes for new 9.75 per cent senior notes due 2018 and
○	a concurrent offering of additional $62 million issuance of new 9.75 percent senior notes on a private placement basis to accredited investors.

The refinancing will lower the Company's borrowing costs and net proceeds will be used to repay amounts owing under the XM credit agreement and outstanding subordinated promissory notes as well as for other general corporate purposes.  The refinancing is expected to close on the same day as the merger transaction.

•
XM Canada's third annual The Verge Music Awards on February 1st, 2011 was a resounding success. As part of the company's ongoing support and promotion of Canadian music talent, $55,000 was awarded across three categories: Artist of the Year (Windsor, Ontario natives Michou); Album of the Year (Toronto rockers Zeus); and Emerging Artist of the Year presented by FACTOR (Vancouver singer-songwriter Hannah Georgas).

Financial Performance

Revenue increased by $1.9 million, or 13.4 per cent, to $15.8 million from $13.9 million for the second quarters of 2011 and 2010, respectively. The increase was attributable to the Company's growing subscriber base and an increase in Average Monthly Subscription Revenue per Subscriber (ARPU).

ARPU was $11.44 and $11.14 for the second quarters of 2011 and 2010, respectively.  ARPU increased $.30 in the second quarter of 2011 compared to the second quarter of 2010 due primarily to the Music Royalty fee, which was introduced in May 2010 offset by: an increase in automotive Self-Paying Subscribers which have a lower ARPU and an increase in subscribers committing to multi-year plans as a result of promotional discounts.

Adjusted Operating Loss, excluding $2.0 million of merger related costs incurred during the quarter, improved by $2.0 million on a year-over-year basis due to a $1.9 million increase in revenue and a $0.9 million reduction in general & administrative costs offset by an increase in cost of revenue of $0.9 million. Adjusted Operating Profit (Loss) after merger costs remained flat at a loss of ($2.9 million) in second quarters of 2010 and 2011.

EBITDA (excluding merger costs) improved by $2.6 million or 74.1% to ($0.9 million) from ($3.5 million) in second quarters of 2010 and 2011. EBITDA (excluding merger costs) improved compared to the same period in the prior year primarily due to a $1.9 million revenue improvement, lower general and administrative costs of approximately $0.9 million offset by higher cost of revenue of $0.9 million.

Pre-Marketing Adjusted Operating Profit excluding merger related costs of $2.0 million improved by $1.8 million compared to the same period in the prior year primarily due to a $1.9 million revenue improvement, lower general and administrative costs of approximately $0.9 million offset by higher cost of revenue of $0.9 million. Pre-Marketing Adjusted Operating Profit after merger costs decreased by $0.2 million, or 12.2% to $1.5 million from $1.7 million in the second quarters of 2011 and 2010, respectively.  This quarter is the eleventh consecutive quarter in which we have generated Pre-Marketing Adjusted Operating Profit. As we continue to grow our revenue and manage programming and general & administrative costs, we expect Pre-Marketing Adjusted Operating Profit (Loss) to continue to improve on an annual basis.

Per Subscriber Acquisition Cost (SAC) was $45 and $43 for the second quarters of 2011 and 2010, respectively. The slight increase in SAC is attributable to higher subsidies and distribution costs in the automotive channel.

Cost per Gross Addition (CPGA) was $103 and $107 for the second quarters of 2011 and 2010, respectively. CPGA decreased year-over-year as a result of lower advertising and marketing costs.

The non-GAAP measures above should be used in addition to, but not as a substitute for, the analysis provided in the interim consolidated statement of operations and deficit.

About Canadian Satellite Radio Holdings Inc.

Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as XM Canada and is Canada's premium digital audio entertainment and information company with the best signal coverage across the country. With 130 digital channels of choice, XM Canada offers Canadian listeners the most unique and original Canadian and international programming, including commercial-free music channels, exclusive live concerts and sports coverage, and the best in talk, comedy, children's and entertainment programming. A free 14-day trial of XM Radio is available at http://www.xmradio.ca/freetrial/. Visit www.xmradio.ca for programming and subscription information.

XM Canada is the satellite entertainment leader in the Canadian automotive market with long-term factory installation agreements with manufacturers that own a significant share of the domestic vehicle market. XM's industry-leading products are available at shop.xmradio.ca, and at retailers nationwide.

XM programming is available by subscribing directly through XM Canada and is also available as streams of commercial-free XM music channels on TELUS Mobile Radio and Rogers Wireless Radio on Demand. XM Canada is the exclusive music channel provider on Air Canada's flights.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit our website at www.xmradio.ca/about/.

Forward-Looking Statements

Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. CSR makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by applicable law. Additional information identifying risks and uncertainties is contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

CANADIAN SATELLITE RADIO HOLDINGS INC.
RECONCILIATION OF LOSS BEFORE THE UNDERNOTED
TO ADJUSTED OPERATING PROFIT (LOSS) (UNAUDITED)

Adjusted Operating Profit (Loss) is defined as operating profit (loss) before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability.

This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies.

Adjusted Operating Profit (Loss) does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

EBITDA is defined as earnings before interest, taxes, depreciation & amortization, revaluation of derivative and foreign exchange gains and losses. EBITDA excluding merger costs is then calculated by deducting any merger related costs from EBITDA.

Pre-Marketing Adjusted Operating Profit (Loss) is defined as Adjusted Operating Profit (Loss) adding back total marketing expenses. We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit	SECOND QUARTER
In ($000's)	2011	2010

Profit (loss) before the undernoted	(8,687)	(9,861)

Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	5,789	6,367
EBITDA	(2,898)	(3,494)
Merger Costs	1,995	-
EBITDA (Excluding merger costs)	(903)	(3,494)

EBITDA	(2,898)	(3,494)
Stock-based compensation	23	571
Costs paid by parent company	-	67

Adjusted Operating Profit (Loss)	(2,875)	(2,856)
Add total marketing	4,349	4,535
Pre-Marketing Adjusted Operating Profit	1,474	1,679

%CIK: 0001354901

For further information:

Investors Morlan Reddock 416-408-6899 investor.relations@xmradio.ca	Media Trish Tervit 416-969-2809 ttervit@environicspr.com

CO: XM Canada

CNW 13:34e 12-APR-11